February 13, 2015

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn: Pamela Long, Assistant Director

Re:	Bling Marketing, Inc.
Form 8-K
Filed January 6, 2015
File No. 333-192997

Dear Ms. Long:

Staff's comment letter to us dated February 2, 2015 requests that our response be submitted to the Commission within 10 business days of the date of the letter. This letter confirms our discussion on February 11, 2015, in which we requested an extension to file our response to February 27, 2015. Should you or any members of the SEC Staff have any questions regarding this request, please contact our legal counsel, Aaron Grunfeld at (310) 788-7577 or by email at agrunfeld@grunfeldlaw.com.

Very Truly yours,

NuGene International Inc.

By: /s/ M. Ali Kharazmi

M. Ali Kharazmi, Chief Executive Officer